May 27, 2011
Ms. Erin Purnell
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549
Dear Ms. Purnell,
We are in receipt of the Securities and Exchange Commission’s letter dated May 13, 2011 commenting on DCB Financial Corp’s Form 10-K for the year-ended December 31, 2010 (File No. 000-22387).
Per our phone discussion on May 26, 2011, we are requesting a 10 day extension for our response. This additional time will allow us to complete the needed research and documentation, and ensure proper legal and accounting review.
Sincerely,
David J. Folkwein
Interim President and CEO
/s/ David J. Folkwein
John A. Ustaszewski
Senior Vice President and CFO
/s/ John A. Ustaszewski
P.O. Box 1001, Lewis Center, OH 43035-1001 – (740) 657-7000